News Release

RESIN SYSTEMS PRICES EQUITY OFFERING

Edmonton, Alberta, June 20, 2006: Resin Systems Inc. ("RS") (RS - TSX / RSSYF - OTCBB), a composite products innovation company, today announced that it has finalized the terms of its marketed private placement of units ("Units") on a best efforts basis announced in its press release dated May 18, 2006.  RS intends to sell 4,000,000 Units from treasury at a price of $1.75 Cdn per Unit for total gross proceeds of $7 million Cdn.  In addition, RS has granted the agents in connection with the offering an option, exercisable at any time prior to closing, to increase the size of the offering by up to $3 million Cdn.  Each Unit consists of one (1) common share and one half of one (1) common share purchase warrant, each whole warrant entitling the holder thereof to acquire one (1) common share of RS at a price of $2.25 Cdn per share for a period of 18 months from the closing date of the private placement.  It is anticipated that closing of the private placement will occur on or about June 28, 2006.  Completion of the private placement is subject to certain conditions including the receipt of all necessary regulatory approvals.  All securities issuable pursuant to the private placement will be subject to a hold period of four months and one day from the closing date.

RS intends to use the proceeds of the offering to fund order fulfillment of its RStandard™ modular composite utility poles, the commercialization and further development of its Version™ resins and related products, and for general working capital purposes.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

For more information please contact:

Greg Pendura

Rob Schaefer

Chairman, President and Chief Executive Officer                              Chief Financial Officer and Corporate Secretary

Resin Systems Inc.

Resin Systems Inc.

Phone:  (780) 482-1953

Phone:  (403) 219-8000

Fax:  (780) 452-8755

Fax:  (403) 219-8001

Email:  gregp@grouprsi.com

Email:  robs@grouprsi.com

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